FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 333-123547
                                  NORANDA INC. COMMISSION FILE NO. 333-123546


Additional slide used by Falconbridge on April 21, 2005 in a presentation using the slides filed under Rule 425 on March 29, 2005.

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

                                   * * *

Before we conclude, I wanted to make a few comments on the proposed merger with Noranda that was announced on March 9.

Just to remind you, the Noranda Issuer Bid expires on April 28, and the Falconbridge Takeover Bid expires on May 5.

Over the past four weeks we have met with over 150 large institutional investors in Canada, the U.S. and Europe and I can say that the support has been very positive, which has been very encouraging for us.

It's been recognized that this transaction has a number of positive aspects for Falconbridge, including the simplification of the ownership structure, increased shareholder float and larger critical mass which will reduce the concentration risk of any one operation or project.

The outlook for the new company was of particular interest. As one of the world's largest base metal producers with a high quality portfolio of growth projects and a simplified ownership structure the appeal of the company has clearly been enhanced and I believe will benefit from the expansion of its shareholder base.